November 27, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc. Registration Statement on Form S-3 File No. 333-221610

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 28, 2017, or as soon thereafter as is practicable.

Please contact William R. Rohrlich, II with Winstead PC at (281) 681-5912 once the Registration Statement is declared effective.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen
President and Chief Executive Officer